SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)

		           Amendment #1

                   ADVANCED TOBACCO PRODUCTS, INC.

                         (NAME OF ISSUER)

                     Common Stock  $.01 par value

                     (TITLE OF CLASS OF SECURITIES)

                           00755G101

                        (CUSIP NUMBER)

                         Paul D. Sonkin
                   Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
               153 East 53rd Street, 55th Floor
                    New York, New York 10022
                           212 521-0975

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                        December 2, 2002

       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 5 pages)

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CUSIP No. 00755G101              13D/A         Page 2 of 5 Pages
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  730,000
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     730,000
 REPORTING
              ------------------------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  730,000
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   8.9%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 5 pages)

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CUSIP No. 00755G101            13D/A           Page 3 of 5 Pages



  AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated May 27, 2003, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on October 23, 2002 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Common Stock") of Advanced Tobacco Products, Inc., a
Texas company.

Items 3 and 5 of the Schedule 13D are hereby amended and restated, as follows:



ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of May 27, 2003, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $215,074.00 and $91,227.00, respectively, in the Shares of the Issuer using their respective working capital.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 730,000 Shares representing approximately 8.9% of the outstanding shares of the Issuer (based upon 8,212,136 shares outstanding as of May 2, 2003, as reported on the latest Definitive Schedule 10-Q of the Issuer for March 31, 2003.) Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 730,000 shares representing approximately 8.9% of the outstanding shares of the Issuer (based upon 8,212,136 shares outstanding as of May 2, 2003, as reported on the latest Definitive Schedule 10-Q of the Issuer for March 31, 2003.)
Mr. Sonkin disclaims any economic interest or beneficial ownership of the Shares.

                          (Page 3 of 5 pages)

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CUSIP No. 00755G101            13D/A             Page 4 of 5 Pages
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         (c) Hummingbird caused HVF to effect transactions in the
Shares since 60 days before December 2, 2002, as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------

10/22/02	open market purchase		33,000		0.390
10/24/02	open market purchase		 8,000		0.390
10/25/02	open market purchase		 2,700		0.380
11/1/02		open market purchase		10,000		0.370
11/20/02	open market purchase		20,000		0.410
11/22/02	open market purchase		 7,500		0.430
11/26/02	open market purchase		 5,000		0.430
11/29/02	open market purchase		10,000		0.430
12/2/02		open market purchase		 8,000		0.430
12/4/02		open market purchase		13,700		0.531
12/5/02		open market purchase		10,500		0.543
12/6/02		open market purchase		 5,000		0.540
12/11/02	open market purchase		 4,500		0.525
12/17/02	open market purchase		10,000		0.570
12/23/02	open market purchase		 6,500		0.480
12/26/02	open market purchase		 6,000		0.478
12/30/02	open market purchase		 8,000		0.495
12/31/02	open market purchase		 8,000		0.480
5/8/03		open market purchase		 5,000		0.580
5/9/03		open market purchase		20,000		0.597
5/14/03		open market purchase		40,000		0.590
5/22/03		open market purchase		 3,000		0.570



         Hummingbird caused Microcap to effect transactions in the Shares since 60 days before December 2, 2002, as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
11/20/02	open market purchase		16,000		0.410
12/17/02	open market purchase		 5,000		0.570
12/24/02	open market purchase		 5,000		0.490
12/26/02	open market purchase		 3,900		0.478
12/30/02	open market purchase		 2,000		0.495
12/31/02	open market purchase		 2,000		0.480
5/8/03		open market purchase		 2,500		0.580
5/9/03		open market purchase		15,500		0.597
5/14/03		open market purchase		37,000		0.590
5/22/03		open market purchase		 2,000		0.570

                                (Page 4 of 5 pages)

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CUSIP No. 00755G101            13D/A             Page 5 of 5 Pages
-------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 27, 2003

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member